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November 18, 2020	Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Attn:	Ms. Lisa N. Larkin

Re:	Nuveen Maryland Quality Municipal Income Fund (the “Target Fund”) File No. 811-07486

To the Commission:

On behalf of the Target Fund, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 10, 2020 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Target Fund on November 6, 2020 (the “Proxy Statement”) in connection with the proposed reorganization (the “Reorganization”) of the Target Fund with and into Nuveen Quality Municipal Income Fund (the “Acquiring Fund”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and together as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Proxy Statement; any page references herein refer to the initial Proxy Statement. Set forth below are the staff’s comments and the Target Fund’s responses. The Target Fund filed a Definitive Proxy Statement on Schedule 14A on November 17, 2020 to complete missing information and to address the comments of the staff.

General

1.

Comment:    In light of references to the Target Fund holding a virtual meeting in the Q&A Section and elsewhere, please confirm that such meeting will be held in accordance with applicable staff guidance, and that you have reviewed staff guidance, applicable state law and the Target Fund’s governing documents and determined that a virtual meeting is permitted thereunder.

Response:    For the staff’s information, the Target Fund confirms that the virtual meeting will be held in accordance with applicable staff guidance and has determined that a virtual meeting is permitted under staff guidance, applicable state law and the Target Fund’s governing documents.

2.

Comment:    Please confirm that you have reviewed and will comply with the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act and will hyperlink information incorporated by reference.

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U.S. Securities and Exchange Commission

November 18, 2020

Response: For the staff’s information, the Target Fund has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked information incorporated by reference.

3.

Comment:    With respect to the disclosure regarding adjournments of the Special Meeting to solicit additional proxies on page 97, please consider the view of the staff that adjournment is considered an independent proposal for which proxies must be separately solicited and voted upon pursuant to Rule 14a-4 of the Exchange Act. Please consider revising the disclosure to reflect that adjournment is an independent proposal for which proxies must be separately solicited and including a separate proposal to adjourn in the proxy card.

Response:    The Target Fund believes that its proxy card with respect to the matter of adjournment is consistent with both its governing documents and state law, as well as the requirements of Rule 14a-4 with respect to investment companies. The Target Fund also notes that the proxy card is consistent with the approach taken in the N-14 related to the Reorganization and multiple other N-14s filed prior to the proxies related to the Reorganization.

Proxy Statement

4.	Comment: Please revise the heading of the appendix titled “Preliminary Statement and Incorporation by Reference” to refer to Appendix A2 as set forth in the pagination of such appendix.

Response: The Target Fund has made the requested revision.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7816 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Cody J. Vitello

Cody J. Vitello

Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.